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                                  EXHIBIT 99.3

                     (TRI-STATE 1ST BANK, INC. LETTERHEAD)

______________    ____, 1999

Dear Shareholder:

Tri-State 1st Bank, Inc. is making an offer to its shareholders of 113,356 shares of its common stock at a price of $27.00 per share. You are entitled to purchase a maximum of 1 share for every 5 shares of common stock that you owned as of the close of business on September 23, 1999. The offering of stock to existing shareholders only will expire on ____________.

Any of the 113,356 shares not purchased by our current shareholders plus an additional 34,644 shares of our Common Stock will be offered to the public at a price of $27.00 per share. You may also subscribe to purchase shares in this public offering. The Company will decide on a case by case basis which of the public offering subscriptions to accept.

I have enclosed the prospectus for this stock offering, along with the subscription agreements that you may sign and return to me to purchase shares. One of the subscription agreements is titled "Rights Subscription Agreement." The other is titled "Subscription Agreement." Complete, sign and return the Rights Subscription Agreement, along with a check for the total purchase price, to purchase shares at $27 per share to which you are entitled as a current shareholder. In making out your check, remember that you are entitled to buy a maximum of 1 share for every 5 shares you owned at September 23, 1999. Complete, sign and return the Subscription Agreement for any additional shares you want to buy, but do not send a check for the amount in the Subscription Agreement. We will contact you later if you get to purchase additional shares and you can send the check at that time.

Please read the prospectus carefully.   It describes the terms of the stock
offering and contains important information about Tri-State 1st Bank, Inc.

We believe that this common stock offering presents the opportunity for you to increase your participation in what we believe will be the continued successful growth of Tri-State 1st Bank, Inc. Thank you for your continued support and interest. Again, please read the enclosed prospectus carefully and I hope that you will chose to invest.

Sincerely,

Charles B. Lang
President